KRONES AG
File No. 82-3821
082-03871

Q2 2009

Interim report for the period from 1 January to 30 June 2009



Dle 9/9

KRONES

		Jan–June 2009	Jan–June 2008	Change
Sales	€ m	924.4	1,204.9	–23.3%
New orders, including Lifecycle Service	€ m	874.0	1,242.5	–29.7%
Orders on hand at 30 June, including Lifecycle Service	€ m	787.0	928.4	–15.2%
Capital expenditures	€ m	43.7	38.1	14.7%
Employees at 30 June				
Worldwide		10,197	9,874	3.3%
Germany		8,142	8,017	1.6%
Earnings per share *	€	–0.53	1.98	–
EBITDA	€ m	12.5	115.8	–89.2%
EBIT	€ m	–17.2	91.8	–
EBT	€ m	–15.8	91.8	–
Net income	€ m	–16.0	62.4	–
Cash flow, gross**	€ m	13.7	86.4	–84.1%

* basic/diluted

** net income + depreciation

Interim report for the period from 1 January to 30 June 2009

Dear shareholders and friends of KRONES,

The first six months of fiscal year 2009 were disappointing for KRONES. Sales were down 23.3% on the previous year, to €924.4m, while new orders slowed from €1,242.5m to €874.0m. Earnings before taxes were negative at –€15.8m.

Nevertheless, the global economic crisis has had a far less dramatic impact on KRONES than it has had on many other companies. While a dearth of liquidity and insufficient equity have others fighting for survival, KRONES stands on solid financial footing. Over the years, we have vastly improved our production processes and our products. As a result, our foundations are sound despite the difficult circumstances.

We are continuing to pursue our farsighted strategy, even in difficult economic times. KRONES is not making major cuts to its core workforce even though this means lower earnings in the near term. Demand for our products and services will pick up again in the medium term, and we will need sufficient qualified, motivated employees to meet it.

Despite our fundamental confidence, we are not yet joining the ranks of the economic optimists. It is too soon to place too much hope in the second half of this year – the market environment remains difficult. But KRONES has answers to the challenges we face. In the past several months, we have further strengthened the company by launching »Conversion«, a programme that entails both cost-cutting and realignment measures. And we will continue on this course. KRONES is also placing greater emphasis on products and services that even better match our customers' current needs and enable the beverage industry to operate more efficiently. We will showcase such products at »drinktec«, the world's largest trade fair for the beverage industry, in September. We're looking forward to »drinktec« and expect it to give our business a boost.

Volker Kronseder Chairman of the Executive Board	Hans-Jürgen Thaus Deputy Chairman of the Executive Board

Global recession appears to be slowing

The global economy has stopped its dramatic collapse, but a major economic turnaround is not yet on the horizon.

Although the various economic indicators still are not clearly pointing toward a major turnaround, the global economy has at least recently slowed its rapid descent of the past several quarters. Economic experts from the International Monetary Fund (IMF) are seeing this as a ray of hope but still expect the world economy to remain weak. For 2009, the IMF is predicting that the global economy will shrink by 1.4% compared to last year. In early July of this year, the IMF revised its growth forecast for 2010 upward, from 1.9% to 2.5%. Alongside China and India, the US is expected to once again contribute to worldwide growth in 2010.

While this means that the US, the home of the financial crisis, will exit the recession sooner than expected, the prospects for Europe – and Germany in particular – remain bleak. IMF economists expect gross domestic product (GDP) in the euro area to decline by 4.8% in 2009. Germany is hit even harder because of its heavy reliance on exports. Germany's GDP is now expected to shrink by more than 6% this year. For 2010, the IMF is forecasting a 0.6% drop in GDP. But some economists are painting a less grim picture for the German economy, pointing out that domestic consumption is strong and leading indicators like the IFO Business Climate Index have recently moved steadily upward.

Machinery sector still in free fall

There is not a trace of the IFO Business Climate Index's positive trend in Germany's machinery building sector. According to recent statements by the German Engineering Federation (VDMA), the industry has not yet reached the bottom of its deep recession. In the months of March through May 2009, orders slumped 47% compared with the same period of the previous year. Domestic order volume was down 45% and orders from the rest of the world plummeted 48%. The decline will likely be less dramatic in the months ahead, primarily because volumes are already so low. The VDMA expects output to fall by 10% to 20% over the course of this year.

New orders in Germany's machinery sector


Germany
Rest of world
150
140
130
120
110
100
90
80
70
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

price-adjusted index, 2005 basis = 100

Source: VDMA, 1 July 09

First-half sales down 23.3%

KRONES saw business wane in the first six months of 2009 due to the weak economy. From January to June 2009, the company's sales were down 23.3% compared with the year-earlier period, to €924.4m. Banks' reluctance to lend made things more difficult as beverage companies worldwide were often unable to finance major investments. For this reason, we sold more individual machines and fewer complete lines in some regions like Europe and Asia.

Because the market as a whole is temporarily shrinking, competitive pressure has increased and driven down price quality. KRONES has not been forced to fight for orders on all fronts.

In the second quarter of 2009, new orders slipped 27.5% year-on-year, from €609.7m to €442.1m.


KRONES Group sales, in €m, 1 Jan–30 June
820.7
920.4
1,053.9
1,204.9
924.4
2005
2006
2007
2008
2009
KRONES Group sales, in €m, 1 April–30 June
416.2
468.8
548.9
609.7
442.1
2005
2006
2007
2008
2009

Sales were down sharply in the first two quarters of 2009 amid the weak economy.

Sales by region

Revenues in Germany grew 4.8% in the first half, to €115.7m (previous year: €110.4m). This is due in part to the fact that many of our German customers are owner-operated companies that are less heavily dependent on banks. All told, just less than 13% of our total first-half revenues came from Germany.

From January to June 2009, sales revenues in the rest of Europe fell 40.8% year-on-year, from €554.4m to €328.4m. This drop reflects the weak economy in Western Europe as well as the massive recession in some countries of Eastern Europe.

Sales developments varied widely in the rest of the world's markets in the first half of 2009. While we gained some ground again in South America, the Middle East, China, and Africa, business was slower in North America. On the whole, sales were down 11.1% to €480.3m (previous year: €540.1m). In recent years, KRONES had landed many very large projects from outside Europe, so that the basis for comparing sales volumes is exceptionally high.

New orders up slightly in the second quarter

The uncertain economic outlook made our customers reluctant to invest during the reporting period. But new orders improved slightly in the second quarter.

So far, there have been no clear indications of a sustained economic recovery. Even financially strong companies that are not directly affected by the credit crunch are shelving capital spending plans for now because of the weak economy. This is one of the reasons for our customers' general reluctance to spend in the first half.

New orders at KRONES in the first six months of 2009 were down 29.7% compared with the same period of 2008, from €1,242.5m to €874.0m. Orders dropped most dramatically in regions whose economies were still generally weak. Eastern Europe is one such region. Orders intake was better in South America and China. Chinese customers placed several large orders, each comprising multiple complete filling lines.

Second-quarter orders intake was down 27.7% year-on-year, to €459.5m. However, this figure represents an improvement of almost 11% over the first quarter of 2009 (new orders: €414.5m).

KRONES Group new orders, in €m

1 January–30 June


837.9
941.9
1.109.5
1.242.5
874.0
2005
2006
2007
2008
2009

KRONES Group new orders, in €m

1 April–30 June


396.4
453.4
552.4
635.2
459.5
2005
2006
2007
2008
2009

Strong orders backlog

KRONES started 2009 with an orders backlog of €837.4m. At 30 June 2009, orders on hand were only slightly lower, at €787.0m. Compared with the very high figure from the same period of last year (€928.4m), the orders backlog had shrunk by 15.2%. However, when looking at this year-earlier figure, one should bear in mind that KRONES' orders backlog was still benefiting from the tail end of the investment boom in the beverage industry in 2008.

KRONES Group orders on hand at 30 June, in €m


666.3
712.1
802.3
928.4
787.0
2005
2006
2007
2008
2009

KRONES posts first-half loss

In the fourth quarter of 2008, KRONES responded to the difficult economic circumstances by launching a programme entitled »Conversion«, which implies changing our thinking as well as our organisation. The cost-reduction measures that are part of the programme began to take effect in the first half of 2009. But this was not enough to offset the impact of volume and price declines brought about by the weak market. The »Conversion« programme will develop its full potential over the remainder of this year.

The difficult market environment and the consequent drop in sales resulted in a first-half loss. From January to June 2009, KRONES' earnings before taxes fell from €91.8m last year to -€15.8m. Despite the loss, KRONES fared far better than most other machinery manufacturers in the first half.

The difficult market conditions had a profound impact on KRONES' earnings.


KRONES Group earnings before taxes (EBT), in €m, 1 Jan–30 June
53.5
60.2
75.7
91.8
–15.8
2005
2006
2007
2008
2009
KRONES Group earnings before taxes (EBT), in €m, 1 April–30 June
24.2
29.7
39.6
46.2
–11.8
2005
2006
2007
2008
2009

In the second quarter of 2009, earnings before taxes were -€11.8m, down from a positive result of €46.2m for the same quarter of last year. Net income was –€16.0m for the first half of 2009 (previous year: €62.4m) and –€10.9m for the second quarter (previous year: €31.7m). At 30 June 2009, earnings per share amounted to –€0.53 (previous year: €1.98).


KRONES Group net income, in €m
1 Jan–30 June
36.2
38.1
47.6
62.4
–16.0
2005
2006
2007
2008
2009
KRONES Group net income, in €m
1 April–30 June
18.8
19.0
24.7
31.7
–10.9
2005
2006
2007
2008
2009

KRONES Group earnings structure in €m

	2009 1 Jan–30 June	2008 1 Jan–30 June	Change in %
Sales revenues	924.4	1,204.9	–23.3
Changes in inventories of finished goods and work in progress	–67.6	29,0	–
Total operating performance	856.8	1,233.9	–30.6
Material costs	–438.2	–639.8	–31.5
Personnel expenses	–304.3	–335.0	–9.2
Other operating income (expenses) and own work capitalised	–101.8	–143.3	–29.0
EBITDA	12.5	115.8	–89,2
Depreciation, amortisation, and write-downs on non-current assets	–29.7	–24.0	23.8
EBIT	–17.2	91.8	–
Financial income (expense)	1.4	0.0	–
EBT	–15.8	91.8	–
Taxes on income	–0.2	–29.4	–99.3
Net income	**–16.0**	**62.4**	–

Analysis of the abridged income statement clearly shows that high fixed costs allowed the drop in sales and, in particular, the 30.6% decline in total operating performance to have a severe impact on earnings at KRONES. At €304.3m, personnel expenses during the reporting period decreased by only 9.2% year-on-year. The ratio of personnel expenses to total operating performance (€856.8m) increased to 35.5%, from 27.2% the previous year. We expect personnel costs to be significantly lower over the remainder of this fiscal year. KRONES has further shortened working hours and introduced short-time working schemes (in which the government partly compensates employees for the reduced working hours) in many departments in July. Employees are also forgoing performance-based elements of their pay.

Under the »Conversion« programme, KRONES is working to reduce expenses across the board.

The material costs fell 31.5% year-on-year in the first half, to €438.2m. The ratio of this figure to total operating performance declined from 51.9% to 51.1%. This was due in part to a sharp reduction in services purchased. This figure includes expenditures for temporary workers. We reduced our temporary workforce to account for falling demand. The number of temporary workers employed at KRONES shrank from around 900 to just a few specialists by the end of the first half of 2009.

At 30 June 2009, the balance of other operating income and expenses and own work capitalised (–€101.8m) was €41.5mm (29.0%) lower than a year ago because we were able to lower other operating expenses considerably. We intend to further reduce this item, which is a major focal point of our »Conversion« programme.

Cash flow

KRONES Group consolidated cash flow statement, in € m

	2009 1 Jan–30 June	2008 1 Jan–30 June	Change in %
EBT	**–15.8**	**91.8**	–107.6
Cash flow from operating activities	–65.0	–21.0	–44.0
Cash flow from investing activities	–44.7	–37.3	–7.4
Free cash flow	**–109.7**	**–58.3**	–51.4
Cash flow from financing activities	25.5	49.0	–23.5
Net change in cash and cash equivalents	–84.2	–9.3	–74.9
Change in cash and cash equivalents arising from exchange rates	–0.4	–2.0	1.6
Cash and cash equivalents at the beginning of the period	108.4	53.8	54.6
Cash and cash equivalents at the end of the period	**23.8**	**42.5**	–18.7

Improved working capital management enabled us to offset the change in earnings.

Although earnings before taxes were down by €107.6m, cash flow from operating activities was down by only €44.0m. This is due to the fact that we optimised working capital. The ratio of working capital (receivables and inventories on one hand and liabilities and advance payments received on the other) to sales improved to 29.7%, from 32.9% for the year-earlier period.

At €43.7m, capital spending on property, plant and equipment and intangible assets in the first half of 2009 was up by €5.6m from the same period of last year. We also increased our stake in KOSME from 70% to 100%. Free cash flow (cash flow from operating activities less net capital expenditure) was –€109.7m in the first half of 2009 (previous year: –€58.3m).

In June KRONES paid out a total of €18.1m (previous year: €22.1m) in dividends to shareholders for the previous fiscal year. In addition, KRONES bought back around 1.4m of its own shares in the period from January to June 2009. Despite the fact that €37.1m were used for the buyback, KRONES had borrowed only €81.5m at the end of the first half (previous year: €71.9m). It is customary for KRONES to take on debt at various points throughout the year. To date, all such borrowing has been repaid by the end of the same fiscal year. After accounting for changes arising from exchange rates, KRONES had cash and cash equivalents totalling €23.8m at 30 June 2009 (previous year: €42.5m).

KRONES Group cash flow from operating activities, in €m, 1 Jan–30 June



–26.5
–42.8
–17.9
–21.0
–65.0
2005
2006
2007
2008
2009

Balance sheet structure

KRONES Group asset and capital structure, in € m

	30 June 2009	31 Dec 2008	31 Dec 2007	31 Dec 2006
Non-current assets	**544**	534	475	430
of which property, plant and equipment, intangible assets, and financial assets	**497**	482	422	374
Current assets	**1,091**	1,291	1,209	1,042
of which cash and equivalents	**24**	108	54	58
Equity	**718**	790	708	629
Total debt	**917**	1.035	976	843
Non-current liabilities	**143**	144	155	147
Current liabilities	**774**	891	821	696
Total	**1,635**	**1,825**	**1,684**	**1,472**

KRONES reduced inventories and trade receivables in the first half.

The KRONES Group's total assets at the end of June 2009 amounted to €1,634.5m. That is down 10.4% from the 2008 balance sheet date. Slower business activity is the main reason for this drop.

At the end of the first half of 2009, property, plant and equipment, intangible assets, and financial assets within non-current assets totalled €496.7m (31 December 2008: € 482.0m). Of this, €394.8m were property, plant and equipment. Intangible assets, which totalled €86.4m, consist mainly of capitalised development costs.

At 30 June 2009, the company had non-current assets totalling €543.3m (31 December 2008: €534.3m).

Current assets amounted to €1,091.2m at the end of the reporting period, which is 15.5% less than at 31 December 2008. In the period from January through June 2009, KRONES reduced inventories and trade receivables considerably. Inventories were down from €568.6m to €522.3m. Trade receivables were down from €529.0m to €446.3m.

KRONES Group capital expenditures, in €m, 1 Jan–30 June


30.1
36.2
37.6
38.1
43.7
2005
2006
2007
2008
2009

Our capital structure underscores the fact that KRONES stands on solid foundations and is equipped to cope in difficult times.

KRONES paid out €18.1m in dividends at the end of June. The company also bought back around €37m in its own shares in the period from January to June. These actions contributed to the decrease in cash and cash equivalents from €108.4m at the end of 2008 to €23.8m at 30 June 2009.

KRONES' non-current liabilities, mainly provisions for pensions and other personnel provisions, amounted to €142.6m at 30 June 2009 (31 December 2008: €144.1m). Under current liabilities, advance payments received, trade payables, and other liabilities and accruals were down considerably from the end of 2008 due to the decline in business. At the end of the first half, KRONES took out a short-term loan of €81.6m.

The company's current liabilities totalled €774.3m at the end of June 2009 (31 December 2008: €891.0m).

Equity totalled €717.6m. Despite the addition of treasury shares (€37.1m), our equity ratio was 43.9% at 30 June (31 December 2008: 43.3%). KRONES' very sound capital structure is a stable basis that will enable us to weather the economic downturn and utilise opportunities that arise.

KRONES Group cash and cash equivalents, in €m, at 30 June



53.8
42.5
23.8
14.9
5.0
2005
2006
2007
2008
2009

Number of employees at KRONES down slightly

At 30 June 2009, KRONES employed 10,197 people worldwide (previous year: 9,874), of which 8,142 were in Germany. Compared with 31 December 2008, the workforce is slightly smaller, by 136 people. At the end of the first half of 2009, KRONES was training 422 young people (previous year: 381).

Sales by segment 1 Jan–30 June 2009

Machines/lines
for product filling
and decoration
85.0%* (€785.6m)

Machines/lines
for beverage production/
process technology
11.0%* (€102.0m)

Machines/lines for
the low output range
(KOSME)
4.0%* (€36.8m)



* Share of consolidated sales totalling €924.4m

Sales by segment 1 Jan–30 June 2008

Machines/lines
for product filling
and decoration
84.4%* (€1,017.5m)

Machines/lines
for beverage production/
process technology
12.1%* (€145.6m)

Machines/lines for
the low output range
(KOSME)
3.5%* (€41.8m)

* Share of consolidated sales totalling €1,204.9m

Segment revenues

The difficult market environment resulted in lower sales figures in all of KRONES' segments.

From January to June 2009 sales in our core segment, »machines and lines for product filling and decoration«, dropped 22.8% on the year-earlier period to €785.6m (previous year: €1,017.5m). While international beverage companies have expanded capacities in years past, they cut capital spending dramatically in recent quarters because of the economic crisis. Machines and lines for producing, filling, and packaging plastic (PET) containers contributed the largest share of this segment's sales. In the first half, the segment accounted for 85.0% of consolidated sales (previous year: 84.4%).

Sales in the »machines and lines for beverage production/process technology« were down 29.9% in the first half, to €102.0m (previous year: €145.6m). In the first two quarters of 2008, KRONES had provided brewhouses and other process technology products for many of the new breweries that were being established around the world. During the reporting period, the weak economy kept the number of projects completed low. The segment contributed 11.0% of consolidated sales in the fist six months of 2009 (previous year: 12.1%).

At €36.8m, sales in KRONES' smallest segment, »machines and lines for the low output range (KOSME),« were down 12.0% in the first half of 2009 from the year-earlier period. Thus, KOSME saw a much smaller drop in volume than the industry as a whole. KOSME's share of consolidated sales grew to 4.0% in the first six months of 2009, from 3.5% in the same period of last year.

Segment earnings

Earnings before taxes in the »machines and lines for product filling and decoration« segment fell to –€6.2m in the first half of 2009, from €89.7m the previous year. Competitive pressures increased in a shrinking market in the first two quarters of 2009. Some competitors sought to keep production going at capacity by accepting orders at extremely low prices. As a result, price quality deteriorated. This and low capacity utilisation in production brought the segment's earnings down. The EBT margin, the ratio of earnings before taxes to sales, fell from 8.8% to –0.8%.

Earnings before taxes in the »machines and lines for beverage production/process technology« segment fell from €2.0m a year ago to –€7.0m in the first two quarters of 2009. This reflects the almost 30% drop in sales. The segment's EBT margin fell from 1.4% to –6.9%.

In the »machines and lines for the low output range (KOSME)« segment, earnings before taxes were –€2.6m in the first half (previous year: €0.1m). At the start of 2009, KRONES bought the remaining 30% of KOSME and now holds a 100% stake in the company. KOSME is currently realigning its production to be more efficient for the long term. In the first half of 2009, the EBT margin was –7.1% (previous year: 0.2%).

Product filling and decoration		1 Jan to 30 June 2009	1 Jan to 30 June 2008
EBIT	in €m	–8.0	89.7
EBT	in €m	–6.2	89.7
EBT margin	%	–0.8	8.8

Beverage production/process technology		1 Jan to 30 June 2009	1 Jan to 30 June 2008
EBIT	in €m	–7.0	1.9
EBT	in €m	–7.0	2.0
EBT margin	%	–6.9	1.4

KOSME		1 Jan to 30 June 2009	1 Jan to 30 June 2008
EBIT	in €m	–2.2	0.2
EBT	in €m	–2.6	0.1
EBT margin	%	–7.1	0.2

Stock markets fluctuate sharply in the first half

The stock markets saw dramatic ups and downs in the first six months of 2009. The financial crisis and poor economic data kept prices under pressure during the first quarter of the year, but share indexes were up again through the end of June. The DAX gained around 18% in the second quarter while the MDAX climbed 26%.

After these wide swings, the DAX closed at 4,807 points on 30 June 2009, almost exactly where it had started the year. The MDAX posted a total gain of 2.7% for the first half. Since machinery stocks have fallen out of favour with investors on generally poor news from the industry during the reporting period, the KRONES share was unable to keep pace with the MDAX. At €27.13, our share's price at 30 June was down 12.7% from the start of this year, but up considerably from the end of March, when it hit a low of €22.00.

KRONES share 1 January to 30 June 2009


33.00
32.00
31.00
30.00
29.00
28.00
27.00
26.00
25.00
24.00
23.00
22.00
January
February
March
April
May
June
KRONES share
MDAX (indexed)

The KRONES share was hit by reluctance among many investors to hold machinery stocks in the first half

Share buyback programme completed

KRONES held its annual shareholders' meeting on 17 June 2008. All of the resolutions proposed were adopted by a large majority of the shareholders, including a dividend of €0.60 per share. Because the Shareholders Meeting gave the Executive Board authority to implement another share buyback programme, KRONES ended the ongoing buyback. Between 21 January and 17 June 2009, the company bought back a total of 1,425,421 shares, which corresponds to around 4.5% of the share capital. The average consideration paid per share was €25.93.

Risk management system is always evolving

KRONES is exposed to a variety of risks that are inextricably linked with doing business globally. We continuously monitor and control all significant business processes to identify risks early and to actively manage and limit them. An internal monitoring and control system with which we record, analyse, and assess all relevant risks is an integral part of the risk management system at KRONES. Our risk management system consists of the following modules: risk analysis, risk monitoring, and risk planning and management.

Risk analysis

In order to identify risks early, we continuously monitor all business activities. We conduct a profitability analysis on all of our quotes before accepting an order. For orders that exceed a specified volume, we also conduct a multi-dimensional risk analysis. Apart from profitability, we also individually record and evaluate financing risks, technological risks, and scheduling and other contractual risks.

Risk monitoring

We use a variety of interlinked controlling processes to monitor risks within the KRONES Group. Regular comprehensive reports from the individual business units keep the Executive Board and other decision-makers apprised of all possible risks and deviations from company planning in a timely manner.

Risk planning and management

We use the following tools to plan our business activities and control risk within our risk monitoring and control system: annual planning, medium-term planning, strategic planning, rolling forecasts, monthly and quarterly reports, capital expenditure planning, production planning, capacity planning, project controlling, accounts receivable management, exchange rate hedges, and insurance policies.

Threats

Viewed from today's perspective, KRONES is not exposed to any risks that threaten the Group's continued existence. A detailed discussion of the risks faced by the company and a description of our risk management can be found in the Management Report beginning on p. 48 of our 2008 Annual Report. There have been no material changes with respect to the company's key risks for the second half of 2009 since the statements made in the annual report.

KRONES expects difficult second half of 2009

KRONES is countering the effects of the economic crisis with a comprehensive programme called »Conversion.«

We are seeing the first signs that the general economic situation is at least not becoming worse. However, the situation remains unstable and the uncertainties are great. Therefore, it is impossible to reliably forecast the Group's earnings for 2009. However, we must assume that the global financial and economic crisis will continue to weigh heavily on sales and earnings at KRONES for the rest of the year.

Back in the fourth quarter of 2008, the Executive Board had already begun to counter the earnings drop expected as a result of the economic downturn when we launched a comprehensive, groupwide package of measures entitled »Conversion.« The programme includes terminating more than 800 temporary and limited employment contracts, making working hours even more flexible, and insourcing more parts of our value chain. Moreover, we are taking advantage of attrition, we implemented short-time working schemes in many departments in July, and we are currently reviewing our capital spending plans. These far-reaching measures will enable us to offset a drop in sales of more than 20% over the course of the year. Our customers' reluctance to spend and the difficulty of prophesying future price developments represent additional burdens to earnings. From today's perspective, we have to expect to close fiscal 2009 with a loss. However, the Group's sound assets and financial position are a key factor offering security in the midst of the global turmoil.

We expect our markets to grow again in the long term. The recession in the beverage industry has not been as deep as in other industries and we expect it will end more quickly. Our products and services for the food and drink sector put us very close to consumers and enable us to benefit indirectly from global population growth and a general increase in prosperity worldwide.

KRONES expects to make a speedy return to its usual strength once the economic crisis passes.



Consolidated balance sheet

Assets	30 June 2009		31 Dec 2008	
	in €m	in €m	in €m	in €m
Intangible assets	86.4		79.8	
Property, plant and equipment	394.8		386.7	
Financial assets	15.5		15.5	
Property, plant and equipment, intangible assets, and financial assets	**496.7**		**482.0**	
Deferred tax assets	9.1		9.3	
Trade receivables	19.0		24.8	
Current tax receivables	12.4		12.1	
Other assets	6.1		6.1	
Non-current assets		**543.3**		**534.3**
Inventories	522.3		568.6	
Trade receivables	446.3		529.0	
Current tax receivables	4.3		5.1	
Other assets	94.5		79.7	
Cash and cash equivalents	23.8		108.4	
Current assets		**1,091.2**		**1,290.8**
Total		**1,634.5**		**1.825.1**

Equity and liabilities	30 June 2009 in €m	in €m	31 Dec 2008 in €m	in €m
Equity*		**717.6**		**790.0**
Provisions for pensions	77.0		74.5	
Deferred tax liabilities	14.7		14.7	
Other provisions	39.6		40.7	
Liabilities to banks	0.6		0.6	
Trade payables	0.0		0.1	
Other financial liabilities	5.9		7.1	
Other liabilities	4.8		6.4	
Non-current liabilities		**142.6**		**144.1**
Other provisions	110.0		121.4	
Provisions for taxes	9.3		17.2	
Liabilities to banks	81.6		0.1	
Advance payments received	226.3		288.7	
Trade payables	123.6		160.4	
Other financial liabilities	11.9		37.1	
Other liabilities and accruals	211.6		266.1	
Current liabilities		**774.3**		**891.0**
Total		**1,634.5**		**1,825.1**

*The decrease in equity of €37.1m at 30 June 2009 results from the share buyback programme.

Consolidated income statement

	2009 1 Jan–30 June in €m	2008 1 Jan–30 June in €m	Change %
Sales revenues	**924.4**	**1,204.9**	**–23.3**
Changes in inventories of finished goods and work in progress	–67.6	29.0	
Total operating performance	**856.8**	**1,233.9**	**–30.6**
Costs of materials	–438.2	–639.8	–31.5
Personnel expenses	–304.3	–335.0	–9.2
Other operating income (expenses) and own work capitalised	–101.8	–143.3	–29.0
Depreciation, amortisation, and write-downs on non-current assets	–29.7	–24.0	23.8
EBIT	**–17.2**	**91.8**	**–**
Net financial income (expense)	1.4	0.0	
Earnings before taxes (EBT)	**–15.8**	**91.8**	**–**
Taxes on income	–0.2	–29.4	–99.3
Net income	**–16.0**	**62.4**	**–**
Profit (loss) share of minority interests	0.1	0.0	
Profit (loss) share of shareholders of KRONES Group	–16.1	62.4	
Earnings per share (diluted/basic) in €	–0.53	1.98	

	2009 Q2 €m	2008 Q2 €m	Change %
Sales revenues	**442.1**	**609.7**	–27.5
Changes in inventories of finished goods and work in progress	–41.1	23.6	
Total operating performance	**401.0**	**633.3**	–36.7
Costs of materials	–204.0	–329.3	–38.1
Personnel expenses	–144.3	–174.2	–17.2
Other operating income (expenses) and own work capitalised	–48.4	–71.1	–31.9
Depreciation, amortisation, and write-downs on non-current assets	–15.6	–12.3	26.8
EBIT	**–11.3**	**46.4**	–
Net financial income (expense)	–0.5	–0.2	
Earnings before taxes (EBT)	**–11.8**	**46.2**	**–**
Taxes on income	0.9	–14.5	–
Net income	**–10.9**	**31.7**	–
Profit (loss) share of minority interests	0.1	0.2	
Profit (loss) share of shareholders of KRONES Group	–11.0	31.5	
Earnings per share (diluted/basic) in €	–0.35	1.00	

Consolidated cash flow statement

	2009 1 Jan to 30 June €m	2008 1 Jan to 30 June €m
Earnings before taxes	**–15.8**	**91.8**
Depreciation and amortisation (reversals)	29.7	24.0
Decrease (2008: increase) in provisions	–15.5	21.4
Deferred tax item changes recognised in income	0.2	2.8
Interest expenses and interest income	–0.7	1.5
Proceeds and losses from the disposal of non-current assets	–0.1	–0.4
Other non-cash income and expenses	–1.5	–5.4
Decrease (2008: Increase) in inventories, trade receivables and other assets not attributable to investing or financing activities	144.1	–108.3
Decrease in trade payables and other liabilities not attributable to investing or financing activities	–181.1	–24.5
Cash generated from operating activities	**–40.7**	**2.9**
Interest paid	–1.6	–2.1
Income taxes paid and refunds received	–22.7	–21.8
Cash flow from operating activities	**–65.0**	**–21.0**
Cash payments to acquire intangible assets	–18.3	–11.7
Proceeds from the disposal of intangible assets	0.0	0.2
Cash payments to acquire property, plant and equipment	–25.4	–26.4
Proceeds from the disposal of property, plant and equipment	0.2	0.9
Cash payments to acquire financial assets	0.0	–1.0
Cash payments to acquire shares in associated enterprises	–3.1	0.0
Interest received	1.9	0.7
Cash flow from investing activities	**–44.7**	**–37.3**
Cash payments to company owners	–18.1	–22.1
Cash payments to acquire treasury shares	–37.1	0.0
Proceeds from new borrowing	81.5	71.9
Cash payments to pay lease liabilities	–0.8	–0.8
Cash flow from financing activities	**25.5**	**49.0**
Net change in cash and cash equivalents	–84.2	–9.3
Change in cash and cash equivalents arising from exchange rates	–0.4	–2.0
Cash and cash equivalents at the beginning of the period	**108.4**	**53.8**
Cash and cash equivalents at the end of the period	**23.8**	**42.5**

Consolidated statement of changes in equity

	Parent company							Minority interest	Group equity
	Capital stock	Capital reserves	Profit reserves	Currency differences in equity	Other reserves	Retained earnings	Equity	Equity	
	in €m	in €m	in €m	in €m	in €m	in €m	in €m	in €m	in €m
At 31 December 2007	**40.0**	**103.7**	**409.3**	**–5.7**	**0.7**	**158.4**	**706.4**	**1.6**	**708.0**
Dividend payment (€0.70 per share)						–22.1	**–22.1**		**–22.1**
Consolidated net income H1 2008						62.4	**62.4**	0.0	**62.4**
Allocation to profit reserves			32.0			–32.0	**0.0**		**0.0**
Currency differences				–4.1			**–4.1**		**–4.1**
Hedge accounting					1.3		**1.3**		**1.3**
At 30 June 2008	**40.0**	**103.7**	**441.3**	**–9.8**	**2.0**	**166.7**	**743.9**	**1.6**	**745.5**
Consolidated net income H2 2008						44.5	**44.5**	–0.4	**44.1**
Allocation to profit reserves			35.4			–35.4	**0.0**		**0.0**
Currency differences				0.9			**0.9**		**0.9**
Hedge accounting					–0.5		**–0.5**		**–0.5**
At 31 December 2008	**40.0**	**103.7**	**476.7**	**–8.9**	**1.5**	**175.8**	**788.8**	**1.2**	**790.0**
Dividend payment (€0.60 per share)						–18.1	**–18.1**		**–18.1**
Consolidated net income H1 2009						–16.1	**–16.1**	0.1	**–16.0**
Treasury shares		–37.1					**–37.1**		**–37.1**
Allocation to profit reserves			18.0			–18.0	**0.0**		**0.0**
Currency differences				1.9			**1.9**		**1.9**
Changes in the consolidated group			–2.6				**–2.6**	–1.2	**–3.8**
Hedge accounting					0.7		**0.7**		**0.7**
At 30 June 2009	**40.0**	**66.6**	**492.1**	**–7.0**	**2.2**	**123.6**	**717.5**	**0.1**	**717.6**

Consolidated statement of income and expenses recognised in equity

	2009 1 Jan–30 June in €m	2008 1 Jan–30 June in €m
Consolidated earnings	–16.0	62.4
Difference from currency translation	1.9	–4.1
Derivative financial instruments	0.7	1.3
Total income and expenses recognised directly in equity	2.6	–2.8
Total income and expenses recognised in equity	**–13.4**	**59.6**
of which minority interests	0.1	0.2
of which KRONES Group interests	–13.5	59.4

KRONES Group segment reporting

	Machines and lines for product filling and decoration		Machines and lines for beverage production/ process technology		Machines and lines for the low output range (KOSME)		KRONES Group	
	2009 1 Jan–30 June in €m	2008 1 Jan–30 June in €m	2009 1 Jan–30 June in €m	2008 1 Jan–30 June in €m	2009 1 Jan–30 June in €m	2008 1 Jan–30 June in €m	2009 1 Jan–30 June in €m	2008 1 Jan–30 June in €m
Sales revenues	785.6	1.017.5	102.0	145.6	36.8	41.8	924.4	1,204.9
EBIT	–8.0	89.7	–7.0	1.9	–2.2	0.2	–17.2	91.8
EBT	–6.2	89.7	–7.0	2.0	–2.6	0,1	–15.8	91.8
EBT margin	–0.8%	8.8%	–6.9%	1.4%	–7.1%	0.2%	–1.7%	7.6%
Employees at 30 June*	8,843	8,678	598	537	520	490	9,961	9,705

* Consolidated group

General disclosures

Legal basis

The consolidated financial statements of KRONES AG (»KRONES GROUP«) for the period ended 30 June 2009 have been prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), London, applicable on the reporting date, including the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) as adopted by the European Union. No early application was made of IFRSs that had not yet entered into force or their interpretations.

Minority interests in group equity are stated on the balance sheet as a special item within equity. Profit or loss shares attributable to minority interests are recognised on the income statement as part of consolidated earnings. The shares of consolidated earnings allocated to equity holders of the parent company and to minority interests are presented separately.

Minority interests have been added to the statement of changes in equity.

The following explanatory notes comprise disclosures and remarks that, under IFRS, must be included as notes to the consolidated financial statements in addition to the balance sheet, income statement, statement of changes in equity, and cash flow statement.

The »nature of expense« method has been used for the income statement. The group's reporting currency is the euro.

Consolidated group

Besides KRONES AG, the consolidated financial statements for the period ended 30 June 2009 include all material domestic and foreign subsidiaries in which KRONES AG holds more than 50% of the voting rights.

SMEFIN S.R.L., Roverbella, Italy, was acquired in fiscal 2009 and acquisition accounting was done to include it in the consolidated group.

KRONES AG holds a direct 100% stake in this company. With the acquisition of SMEFIN S.R.L., Roverbella, Italy, KRONES AG now holds an indirect and direct 100% stake in KOSME S.R.L., Roverbella, Italy. The first-time consolidation of the new shares was effected at the time of acquisition.

A complete presentation of investment holdings will be published in the electronic Federal Gazette (elektronischer Bundesanzeiger).

Consolidation principles

The separate financial statements of the companies included in the consolidated financial statements are prepared in accordance with uniform accounting policies and were all prepared as of the reporting date of the consolidated financial statements.

For companies that were acquired after 1 January 2004, acquisition accounting is performed in accordance with IFRS 3 (»Business combinations«), under which all business combinations must be accounted for using the »purchase method« of accounting, whereby the acquired assets and liabilities are to be recognised at fair value.

Any amount by which the cost of acquisition exceeds the interest in the fair values of assets, liabilities, and contingent liabilities is recognised as goodwill and subjected to regular impairment tests. Negative goodwill is immediately recognised in profit and loss. Goodwill arising before 1 January 2004 is still recognised in reserves.

Shares in the equity of subsidiaries that are not held by the parent company are reported as »minority interests«.

Inter-company receivables, liabilities, provisions, revenues, and expenses between consolidated companies are eliminated in the consolidation accounting.

This also applies for inter-company profits from deliveries effected or services rendered between group companies provided that the amounts from these transactions are still held by the group at the reporting date.

Currency translation

The functional currency for KRONES AG is the euro.

The financial statements of the consolidated companies that are denominated in a foreign currency are translated on the basis of the functional currency concept (IAS 21) using a modified closing rate method. Because the subsidiaries operate primarily independently in the economic environment of their respective countries, the functional currency is always the relevant local currency for each subsidiary. Thus, in the consolidated financial statements, assets and liabilities are translated at the closing rate as on the reporting date, while income and expenses from the financial statements of subsidiaries are translated at average annual rates.

Any exchange differences resulting from these different rates in the balance sheet and income statement are recognised directly in equity. Exchange differences resulting from the translation of equity using historical exchange rates are also recognised directly in equity.

In the separate financial statements of KRONES AG and its subsidiaries, receivables and liabilities in foreign currencies are translated using the exchange rate at the time of the transaction and exchange differences are recognised in profit or loss at the closing rate. Non-monetary items in foreign currencies are stated at historical cost.

Exchange rate differences compared with the previous year arising from acquisition accounting are recognised directly in equity in other retained earnings.

The exchange rates of those currencies that have a material impact on the group's financial statements have moved against the euro as follows:

		Closing rate		Average rate	
		30 June 2009	31 Dec 2008	2009	2008
US dollar	USD	1.412	1.398	1.335	1.531
British pound	GBP	0.853	0.959	0.895	0.775
Swiss franc	CHF	1.525	1.488	1.506	1.606
Danish krone	DKK	7.447	7.452	7.450	7.457
Canadian dollar	CAD	1.628	1.717	1.607	1.542
Japanese yen	JPY	135.550	126.400	127.526	160.510
Brazilian real	BRL	2.758	3.257	2.942	2.603
Chinese renminbi (yuan)	CNY	9.644	9.536	9.137	10.820
Mexican peso	MXN	18.543	19.259	18.486	16.264
Ukrainian hryvnia	UAH	10.894	10.692	10.760	7.666
South African rand	ZAR	10.968	13.170	12.284	11.736
Kenyan shilling	KES	108.160	108.660	109.153	102.446
Nigerian naira	NGN	208.270	189.650	199.205	181.914

Accounting policies

The separate financial statements of KRONES AG and its domestic and foreign subsidiaries have been prepared using uniform accounting policies, in accordance with IAS 27.

Some discretion has been used in preparing the consolidated financial statements, particularly in terms of measurement of non-current assets, inventories, receivables, pension provisions, and provisions, because their preparation requires some critical estimates and forecasts.

Intangible assets

Purchased and internally generated intangible assets, excluding goodwill, are recognised pursuant to IAS 38 if it is sufficiently probable that the use of the asset will result in a future economic benefit and the cost of the asset can be reliably determined. They are stated at cost and amortised systematically on a straight-line basis over their estimated useful lives. The amortisation of intangible assets is carried out over a useful life of between three and five years and recognised under »Depreciation and amortisation of intangible assets and property, plant and equipment.«

Research and development costs

Development costs of the KRONES group are capitalised at cost to the extent that costs can be allocated reliably and the technical feasibility and a future economic benefit as a result of their use are probable. According to IAS 38, research costs cannot be recognised as intangible assets and are, therefore, recognised as an expense in the income statement when they are incurred.

Goodwill

No goodwill was acquired.

Property, plant and equipment

Property, plant and equipment are accounted for at cost less scheduled depreciation on a straight-line basis over their estimated useful lives. The cost of internally generated plant and equipment comprises all costs that are directly attributable to the production process and an appropriate portion of overheads. Borrowing costs are not recognised as »cost«.

A revaluation of property, plant and equipment pursuant to IAS 16 was not carried out.

Scheduled depreciation is based on the following useful lives, which are applied uniformly throughout the group:

	In years
Buildings	14 to 50
Technical equipment and machines	5 to 18
Furniture and fixtures and office equipment	3 to 15

In figuring the useful lives, the different components of an asset with significantly different costs were taken into account.

Government grants are only recognised if there is reasonable assurance that the conditions attaching to them will be complied with and the grants will be received.

Apart from grants related to income, which are recognized in their full amount in profit or loss, grants related to assets are deducted in arriving at the carrying amount of the asset on the balance sheet and recognised in profit and loss by way of a reduced depreciation charge in the subsequent periods.

Leases

Leases in which the KRONES group, as the lessee, bears substantially all the risks and rewards incident to ownership of the leased asset are treated as finance leases pursuant to IAS 17 upon inception of the lease. The leased asset is recognised as a non-current asset at fair value or, if lower, at the present value of the minimum lease payments. The leased asset is depreciated systematically using the straight-line method over the shorter of its »estimated useful life« or the »lease term«. Obligations for future lease instalments are recognised as »other liabilities«.

In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

Financial instruments

Financial instruments under IAS 39 used by KRONES consist of the following:

- Financial assets
- Financial instruments held for trading (derivative financial instruments)
- Available-for-sale financial instruments
- Financial receivables and liabilities

For the measurement categories, the carrying amounts correspond to the fair values.

Because there is no active market for the financial assets, they are recognised at amortised cost.

The fair values and carrying amounts are based on market rates and observable ongoing market transactions.

Transactions against cash settlement are accounted for using the settlement date. Derivative financial instruments are accounted for using the trade date.

Net gains and losses include impairments and measurement changes for derivative financial instruments and are explained in the notes to the relevant measurement categories.

Pursuant to IAS 39, the classes under IFRS 7 also include cash proceeds and liabilities from finance leases in addition to the categories listed above.

Disclosures about risk reporting as specified under IFRS 7 are included in the risk report within the consolidated management report.

Financial assets

Financial assets other than securities are recognised at cost, less impairment losses. Non-current securities are classified as »available for sale« and recognised at fair value directly in equity. No assets are classified as »held to maturity.«

Moreover, the »fair value option« provided for under IAS 39 is not applied to any balance sheet items within the KRONES group.

Derivative financial instruments

The derivative financial instruments used within the KRONES group are used to hedge against currency risks from operating activities.

The primary category of currency risk at KRONES is transaction risks arising from exchange rates and cash flows in foreign currencies. These currencies are, primarily, the US dollar and Swiss franc.

Within the hedging strategy, 100% of items denominated in foreign currencies are generally hedged. The primary hedging instruments used for this are forward exchange contracts and, occasionally, swaps, including currency swaps.

The strategy objective is to minimise currency risk by using hedging instruments that are viewed as highly effective and thus both hedging the exchange rate and achieving planning security.

The derivative financial instruments are measured at fair value at the balance sheet date. Gains and losses from the measurement are recognised as profit or loss on the income statement unless the conditions for hedge accounting are met.

The derivative financial instruments for which hedge accounting is applied comprise forward currency contracts and currency swaps whose changes in fair value are recognised either in income (»fair value hedge«) or in equity (»cash flow hedge«). In the case of cash flow hedges, to mitigate currency risks from existing underlying transactions, changes in fair value are initially recognised directly in equity and subsequently transferred to the income statement when the hedged item is recognised in the income statement. The derivative financial instruments are measured on the basis of the relevant commercial bank's forward rates.

They are derecognised only when substantially all risks and rewards of ownership are transferred.

Receivables and other assets

Receivables and other assets, with the exception of derivative financial instruments, are assets that are not held for trading. They are reported at amortised cost. Receivables with maturities of over one year that bear no or lower-than-market interest are discounted. Impairments are recognised to take account for all identifiable risks. The indicators used for this are the ageing of the receivables and the customer's business situation.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost includes those costs that are directly related to the units of production and an appropriate portion of fixed and variable production overheads. The portion of overheads is determined on the basis of normal operating capacity. Selling costs, general administrative costs, and borrowing costs are not included in the costs of inventories. For inventory risks arising from increased storage periods or reduced usability, write-downs are made on the inventories.

For the sake of convenience in measuring materials and supplies, the FiFo and weighted average cost formulas are applied.

Construction contracts for specific customers

Construction contracts for specific customers that are in progress are recognised according to the degree of completion pursuant to IAS 11 (»percentage-of-completion method«). Under this method, contract revenue is recognised in accordance with the percentage of physical completion of the lines and machines at the balance sheet date. The percentage of completion corresponds to the ratio of contract costs incurred up to the balance sheet date to the total costs calculated for the contract. The construction contracts are recognised under trade receivables.

Deferred tax items

Deferred tax assets and liabilities are recognised using the balance-sheet oriented »liability method«. This involves creating deferred tax items for all temporary differences between the tax and IFRS balance sheet carrying amounts and for consolidation procedures affecting income.

The deferred tax items are computed on the basis of the national income tax rates that apply in the individual countries at the time of realisation. Changes in the tax rates are taken into account if there is sufficient certainty that they will occur. Where permissible under law, deferred tax assets and liabilities have been offset.

Provisions for pensions

Provisions for pensions are calculated using the »projected unit credit method« pursuant to IAS 19. Under this method, known vested benefits at the reporting date as well as expected future increases in pensions and salaries are taken into account with due consideration to relevant factors that will affect the benefit amount, which are estimated on a prudent basis. The provision is calculated on the basis of actuarial valuations that take into account biometric factors.

Actuarial gains and losses are only recognised as income or expenses if they exceed 10% of the obligations. These are recognised over the expected average remaining working lives of the employees.

Other provisions

Other provisions are recognised when the group has an obligation to a third party as a result of a past event, an outflow is probable, and a reliable estimate of the amount of the obligation can be made. Measurement of these provisions is computed at fully attributable costs or on the basis of the most probable expenditures needed to settle the obligation.

Provisions with a residual term of more than one year are recognised at the present value of the probable expenditures needed to settle the obligation at the reporting date.

Financial liabilities

For initial recognition, in accordance with IAS 39, financial liabilities are measured at the cost that is equivalent to the fair value of the consideration given. Transaction costs are included in this initial measurement of financial liabilities. After initial recognition, all financial liabilities are measured at amortised cost.

Sales revenues

With the exception of those contracts that are measured according to IAS 11, sales revenues are recognised, in accordance with the criteria laid out under IAS 18, when the significant risks and rewards of ownership are transferred, when a price is agreed or can be determined, and economic benefit from the sale of goods is sufficiently probable.

Sales revenues are reported less reductions.

Segment reporting

Intrasegment transfers are conducted under the same conditions as transfers among third parties. Intersegment revenues are negligible.

Shareholdings

Name and location of the company	Share in capital held by KRONES AG in %*
neusped Neutraublinger Speditions-GmbH, Neutraubling, Germany	100,00
KIC KRONES Internationale Cooperations-Gesellschaft mbH, Neutraubling, Germany	100,00
ecomac Gebrauchtmaschinen GmbH, Neutraubling, Germany	100,00
MAINTEC Service GmbH, Collenberg/Main, Germany	51,00
S.A. KRONES N.V., Louvain-la-Neuve, Belgium	100,00
KRONES Nordic ApS, Holte, Denmark	100,00
KRONES S.A.R.L., Lyon, France	100,00
KRONES UK LTD., Bolton, UK	100,00
KOSME UK LTD., Burton on Trent Staffordshire, UK	100,00
KRONES S.R.L., Garda (VR), Italy	100,00
KOSME S.R.L., Roverbella, Italy	100,00
SMEFIN S.R.L., Roverbella, Italy	100,00
KRONES Nederland b.v., Bodegraven, Netherlands	100,00
KOSME Gesellschaft mbh, Sollenau, Austria	100,00
KRONES Spólka z.o.o., Warsaw, Poland	100,00
KRONES Portugal Equipamentos Industriais Lda., Barcarena, Portugal	100,00
KRONES O.O.O., Moscow, Russian Federation	100,00
KRONES Romania Prod. S.R.L., Bucharest, Romania	100,00
KRONES AG, Buttwil, Switzerland	100,00
KRONES Iberica, S.A., Barcelona, Spain	100,00
KRONES S.R.O., Prague, Czech Republic	100,00
KRONES Ukraine LLC, Kiev, Ukraine	100,00
MAINTEC Service eood, Sofia, Bulgaria	51,00
MAINTEC Service Ges.m.b.H, Dorf an der Pram, Austria	51,00
KRONES Surlatina S.A., Buenos Aires, Argentina	100,00
KRONES DO BRAZIL LTDA., São Paulo, Brazil	100,00
KRONES S.A., São Paulo, Brazil	100,00
KRONES Machinery (Taicang) Co. Ltd., Taicang, China	100,00
KRONES Trading (Taicang) Co. Ltd., Taicang, China	100,00
KRONES Asia Ltd., Hong Kong, China	100,00
KRONES India Pvt. Ltd., Bangalore, India	100,00
KRONES Japan Co. Ltd., Tokyo, Japan	100,00
KRONES Machinery Co. Ltd., Brampton, Ontario, Canada	100,00
KRONES LCS Center East Africa Limited, Nairobi, Kenya	100,00
KRONES Andina Ltda., Bogotá, Colombia	100,00
KRONES Korea Ltd., Seoul, Korea	100,00
KRONES Mex S.A. de C.V., Mexico City, Mexico	100,00
KRONES LCS Center West Africa Limited, Lagos, Nigeria	100,00
KRONES Southern Africa (Prop.) Ltd., Johannesburg, South Africa	100,00
KRONES (Thailand) Co. Ltd., Bangkok, Thailand	100,00
KRONES, Inc., Franklin, Wisconsin, USA	100,00
Maquinarias KRONES de Venezuela S.A., Caracas, Venezuela	100,00
Beverage Consulting and Engineering. Co. Ltd., Bangkok, Thailand	49,00

* Indirect and direct shareholding.

Members of the Supervisory Board and the Executive Board

Following fulfilment of the requirements for application of the German Codetermination Act [*Mitbestimmungsgesetz*] of 1976 in 1987, the Supervisory Board was extended from 6 to 12 members. Pursuant to § 8 (1) of the articles of association, six members are elected from among the shareholders in accordance with the German Stock Corporation Act (§§ 96 (1) and 101). Six members are elected by the employees pursuant to §§ 1(1) and 7 (1) Sentence 1 No. 1 of the Codetermination Act.

Supervisory Board

Ernst Baumann
Chairman
(since 17 June 2009)
Member of the Executive Board of BMW AG until 30 November 2008

Dr. Lorenz M. Raith
Chairman
(until 17 June 2009)
* LEISTRITZ AG
MOLL AG
PRÜFTECHNIK AG
HEITEC AG

Werner Schrödl**
Chairman of the Central Works Council
Deputy Chairman

Herbert Gerstner**
Member of the Works Council
(until 17 June 2009)

Dr. Klaus Heimann**
Director of the Youth, Training and Qualification Policy Division of IG METALL
* MAN AG

Dr. Jochen Klein
Chairman of the advisory council of DÖHLER HOLDING GMBH
* DÖHLER GRUPPE
HOYER-GRUPPE

Prof. Dr. Ing. Erich Kohnhäuser
* MAX AICHER STAHL AG

Norman Kronseder
KRONSEDER FAMILY OFFICE
* BAYERISCHE FUTTERSAATBAU GMBH

Philipp Graf von und zu Lerchenfeld
Member of the Bavarian Landtag, Dipl.-Ing. agr., WP/StB
(since 17 June 2009)

Dr. Alexander Nerz
Attorney

Johann Robold**
Member of the Works Council
(since 17 June 2009)

Anton Schindlbeck**
Head of sales for LCS

Jürgen Scholz**
1st authorised representative and treasurer of the IG METALL administrative office in Regensburg

Josef Weitzer**
Chairman of the Works Council
Member of the Board of Directors of Sparkasse Regensburg
Volker Kronseder

Executive Board

Chairman
Group Communication, Personnel Management and Social Affairs
* KRONES INC., USA

Hans-Jürgen Thaus
Deputy Chairman
Finance, Controlling, Information Management and Process Management
* KURTZ GMBH
* KRONES INC., USA

Rainulf Diepold
Marketing and Sales

Werner Frischholz
Materials Management and Production

Christoph Klenk
Research and Development, Engineering and Product Divisions
* WINKLER & DÜNNEBIER AG

* Other Supervisory Board seats held, pursuant to § 125 (1), Sentence 3 of the German Stock Corporation Act
** Elected by the employees

In addition, each of the Group companies is the responsibility of two members of the Executive Board.

Responsibility Statement

»To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the Group, and the interim consolidated management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group over the remainder of the fiscal year.«

Neutraubling, July 2009

Volker Kronseder
Chairman of the
Executive Board

Hans-Jürgen Thaus
Deputy Chairman of the
Executive Board

Rainulf Diepold

Werner Frischholz

Christoph Klenk

KRONES AG
Investor Relations
Fax +49 9401 70-3786
E-mail investor-relations@krones.de
Internet www.krones.com
Böhmerwaldstrasse 5
93073 Neutraubling
Germany

Olaf Scholz
Phone +49 9401 70-1169



KRONES